FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,                      March                      2004
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Commission File Number  001-13718
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                               MDC PARTNERS INC.
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                (Translation of registrant's name into English)

             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                   Form 40-F             X
                        ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                         No          X
                 ------------------         ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

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                              DOCUMENT INDEX
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   Document                                                            Page No.
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     1.      News Release dated March 5, 2004 ("MDC's controlling         4
             shareholder completes conversion of 100% of his Class B multiple voting shares into Class A Subordinate Voting
             Shares")

     2.      News Release dated March 11, 2004 ("MDC PARTNERS Has         6
             Acquired Equity Stake in Cliff Freeman & Partners")

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                                                                     Document 1
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                          [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                    MDC Partners Inc.
                        45 Hazelton Avenue
                        Toronto, Ontario M5R 2E3

CONTACTS:               Walter Campbell             Trevor Maunder
                        Chief Financial Officer     Director, Investor Relations
                        Tel:  416-960-9000 ex. 336  Tel:  416-960-9000 ex. 226

TSE Stock Symbol:       MDZ.A
NASDAQ Stock Symbol:    MDCA
Website:                www.mdc-partners.com


       MDC'S CONTROLLING SHAREHOLDER COMPLETES CONVERSION OF 100% OF HIS CLASS B MULTIPLE VOTING SHARES INTO CLASS A SUBORDINATE VOTING SHARES

       Conversion Was Completed On A One-for-One Basis Without Any Cash
                          Or Non-Cash Consideration


TORONTO, Ontario (March 5, 2004) - MDC Partners Inc. ("MDC") of Toronto announced today that its controlling shareholder, Miles Nadal, has completed the conversion of 100% of his Class B multiple voting shares into Class A Subordinate Voting Shares on a one-for-one basis, without any cash or non-cash consideration. Mr. Nadal is MDC's Founder, Chairman and Chief Executive Officer.

Mr. Nadal's equity interest as a result of the conversion in MDC is approximately 20.2%, representing 3,848,319 Class A Subordinated Voting Shares which carry one vote per share.

MDC's Board of Directors welcomed the decision to convert. As a result of the conversion, MDC will become a U.S. domestic issuer and commence reporting in accordance with U.S. GAAP, effective the first quarter of 2004.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

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                                                                     Document 2
                                                                     ----------

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                          [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                       MDC Partners Inc.
                           45 Hazelton Avenue
                           Toronto, Ontario M5R 2E3

CONTACTS:                  Katie Kempner
                           Vice President, Director of Corporate Communications
                           MDC Partners Inc.
                           Tel:  305-646-7366

TSE Stock Symbol:          MDZ.A
NASDAQ Stock Symbol:       MDCA
Website:                   www.mdc-partners.com


      MDC PARTNERS Has Acquired Equity Stake in Cliff Freeman & Partners

TORONTO, Ontario (March 11, 2004) MDC Partners Inc. announced today that they acquired a minority equity stake in legendary creative agency Cliff Freeman & Partners. The firm was founded in 1987 by Cliff Freeman and Arthur Bijur with Little Caesar's as their first client. Current clients include Turner Broadcasting Systems, Mohegan Sun, Designer Shoe Warehouse and Fox Sports. In January 2004 they were awarded the Sports Authority account.

Cliff Freeman & Partners has long been recognized for its creative brilliance, winning numerous national and international advertising awards. The agency was a three-time winner of the A+ Award for Overall Creative Excellence from the American Association of Advertising Agencies. They have also been named "Creative Agency of the Year" by Advertising Age's Creativity magazine six times and won the Grand Prix in 2001 at the Cannes International Advertising Festival, the most prestigious awards ceremony in the world.

"Most advertising is just wallpaper and background noise but Cliff Freeman has always done work that breaks through and gets noticed. That is what more and more marketers are looking for these days and that is what Cliff Freeman can deliver. I think the future of the agency looks great," said Chuck Porter, Chief Strategist for MDC and Chairman of MDC agency, Crispin Porter + Bogusky.

"MDC and Cliff Freeman share a core belief - inspired creative and inspired ideas are the strongest weapons any brand can have to survive and triumph. We're thrilled to be a part of this unique network," said Cliff Freeman, Chairman & Chief Creative Officer, Cliff Freeman & Partners.

"Cliff Freeman & Partners has brilliant creative in their DNA which is why every agency network has wooed them," said Miles Nadal, Chairman and CEO of MDC Partners. "As one of the most renowned men in advertising, Cliff is incredibly protective of the creative ideals that his agency is based upon. He realized that the agency needed to be a part of something that can take them to the next level without compromising their culture. We are delighted that Cliff Freeman has decided to partner with us and feel he will add tremendous value to the MDC Partners network."

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About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     MDC PARTNERS INC.
                                        ---------------------------------------
                                                      (Registrant)

Date:  April 7, 2004                    /s/ Walter Campbell
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                                                             (Signature)
                                        Walter Campbell
                                        Chief Financial Officer